EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the prospectus constituting a part of this Amendment No. 4 to the Registration Statement (Form S-3), Registration No. 333-137100, of SpatiaLight, Inc. of our reports dated March 6, 2006 relating to the consolidated financial statements of SpatiaLight, Inc. (which report expresses an unqualified opinion and includes a matter of emphasis paragraph relating to SpatiaLight, Inc.’s ability to continue as a going concern), SpatiaLight, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SpatiaLight, Inc., included in its Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2005. We also consent to the reference to us under the caption "Experts" in the prospectus.

ODENBERG, ULLAKKO, MURANISHI & CO. LLP

San Francisco, California
December 14, 2006